[LETTERHEAD OF AUSTIN ACQUISITIONS, INC.]

January 26, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Sonia Bednarowski, Esq.
Lauren Nguyen, Esq.

Re:	Austin Acquisitions, Inc.
Form 10
Filed December 17, 2010
File No. 000-54228

Dear Ms. Bednarowski:

This letter sets forth the responses of Austin Acquisitions, Inc. (the “Registrant”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated January 12, 2011 to Jonathan Patton, the President of the Registrant, with respect to the registration statement on Form 10 filed on December 17, 2010 ("Registration Statement").  We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment.  We hope that the information provided is responsive to your questions and comments.

Concurrent with the filing of this letter on the SEC's EDGAR system, we are filing an amendment to the Registration Statement that incorporates the revisions made in response to the Staff's comments (the "Amendment").  References to page and paragraph numbers in our responses to the Staff's comments are to the corresponding page and paragraph numbers in the Amendment.

General

1.   Please be advised that your registration statement will automatically become effective 60 days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.  In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refilling it. Please confirm your understanding.

Response:

We acknowledge that the Registration Statement will be become effective as a matter of law 60 days after filing and that we may wish to withdraw the Registration Statement on or before the effective date in the event that we are not able to respond to all of the Staff’s comments by the effective date.

Securities and Exchange Commission
January 26, 2011

Description of Business, page 3 Introduction, page 3

2.  We note your reference in the third paragraph on page 3 to "Rule 12b-2 under theSecurities Act of 1933, as amended." Rulel2b-2 is under the Securities Exchange Actor 1934.  Please revise.

Response:

We advise the Staff that we have revised the reference on page 1 to Rule 12b-2 to indicate that it is promulgated under the Securities Exchange Act of 1934, as amended.

3.  Please revise this section to clearly provide a detailed plan of how you intend to find a business acquisition target over the next 12 months.  Describe each step that you will take, a timeline to disclose when you will begin and end each step, the approximate amount of time required, and an estimate of the amount of necessary funds

Response:

We respectfully advise the Staff that the Company’s business and management’s approach thereto does not lend itself to a formulaic discussion of a predetermined process.  The business of the Company is predicated upon relationships built by management and the ongoing effort to develop new contacts through which management is introduced to potential Target Businesses.  Moreover, given the wide ranging variables inherent in its business, management cannot predict the amount of time required to effectuate a Business Combination nor the funds required therefor.  Accordingly, we refer to and rely on the existing disclosure appearing under the heading “Business.”

4.  Please revise to disclose your revenues, assets and losses as of the most recent audited period. Also, please disclose that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

Response:

In response to the Staff’s comment, we have revised the Amendment by adding two paragraphs on page 1 to disclose the information requested in the comment.

5.  Please disclose an estimate of the amount of money needed to accomplish your goals, including the cost of complying with the reporting requirements of the Securities Exchange Act of 1934.

Response:

In response to the Staff’s comment, we have revised the Amendment by adding a paragraph on page 1 to disclose the information requested in the comment.

Securities and Exchange Commission
January 26, 2011

Effecting a Business Combination, page 3

6.  Please explain, in light of the fact that you have no assets, no revenue, and limited cash, how you have "unrestricted flexibility in identifying and selecting a prospective Target Business."  We note similar disclosure on page 5 and elsewhere in the Form 10.

Response:

We advise the Staff that we have revised the Amendment on pages 2, 3 and 16, to delete the language referenced in the comment.  The intention of the deleted language had been to advise readers that management is not constrained from entering into a Business Combination with a Target Business in any industry or in any stage of development.

Risk Factors, page 10

7.  Please add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a merger.

Response:

In response to the Staff’s comment, we have added a risk factor on page 11 of the Amendment titled "Numerous external forces, including the recent financial crisis, could negatively affect our businesses, results of operations and financial condition.”  The new risk factor does not address the impact of the current economic conditions on the Company’s ability to obtain financing to complete an acquisition or merger because management of the Company does not anticipate seeking financing in connection with a Business Combination.

8.  Please add a risk factor that discusses the risks associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the difficulties of establishing and maintaining acceptable internal control over financial reporting.  In this regard, we note that you appear to have only one director and officer and no full-time employees, revenues, or significant assets.  Discuss the costs of complying with the public company reporting requirements and the potential failure to maintain adequate internal controls and procedures.  Please specify the estimated yearly costs of complying with the public company reporting requirements, the basis for that estimate, and how you intend to raise the funds necessary to meet these requirements, as it appears you have no revenue and limited assets.

Securities and Exchange Commission
January 26, 2011

Response:

In response to the Staff’s comment, we have revised the Amendment as follows:

●  We have added disclosure to the third risk factor, which appears on page 7, to discuss the costs of complying with the Company’s reporting obligations under the Exchange Act.

●  We have added a risk factor on page 12 titled “As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will increase our administrative costs and may divert resources and management attention from operating our business” that addresses the issues raised in the staff’s comment.

●  We have added a risk factor on page 13 titled “We have no independent audit committee.  Our full board of directors functions as our audit committee and is comprised of one director who is not considered independent.  This may hinder our board of directors’ effectiveness in fulfilling the functions of the audit committee.”  The new disclosure highlights the risks attendant to management of the Company by a single individual and the increased possibility of failures in the corporate governance process, assessing the Company’s processes relating to its risks and control environment, overseeing financial reporting and evaluating internal and independent audit processes.

There may be conflicts of interest between our management, page 9

9.  We note your disclosure on page 19 that, on October 27, 2010, you executed a promissory note in favor of Legacy Holdings LLC, a company owned by Mr. Patton, in the principal amount of $14,000, payable on demand with interest calculated at the rate of 8% per annum.  Please revise to disclose this information here, in your third risk factor on page 9, and on page 17.

Response:

We have revised the disclosure in the Amendment in compliance with the Staff’s comment as follows:

●  We have revised the risk factor appearing on page 7 titled “We are not generating any revenue, have limited capital resources and are dependent entirely upon our current stockholders to fund our operations” to disclose the existence of the loan and the promissory note referenced in the comment.

●  We have revised the risk factor titled “There may be conflicts of interest between our management and our non-management stockholders” appearing on page 7 to disclose the existence of the loan and the promissory note referenced in the comment.

●  We have revised the disclosure appearing on page 17 under Item 2, “Management's Discussion and Analysis of Financial Statements and Results of Operations – Liquidity and Capital Resources” to disclose the existence of the loan by and the promissory note referenced in the comment.

Securities and Exchange Commission
January 26, 2011

10. Please revise to name the other blank check company with which your management is currently involved.

Response:

We have revised the disclosure appearing on pages 5 and 6 of the Amendment to remove the reference to the other blank check company with which Mr. Patton had been associated.  We have added disclosure under Item 5 appearing on page 18 to disclose the name of the other blank check company with which Mr. Patton had been associated.  Said company (Option Placement, Inc.) consummated a business combination on November 15, 2010 on which date he tendered his resignation from all positions he held with said company (in the case of serving as a director, his resignation was subject to the ten-day waiting period required by Rule 14f-1 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended).  Please also see our response to comment 18.

Because we may seek to complete a business combination, page 11

11.  Please reconcile your disclosure on page 11 that you "will assist a privately held business to become public" with your disclosure on the same page that you "will likely" seek a Business Combination with a privately-held corporation.

Response

In response to the Staff’s comment, we have revised the first risk factor appearing on page 9 of the Amendment titled “Because we may seek to complete a business combination through a “reverse merger,” following such a transaction we may not be able to attract the attention of major brokerage firms” by deleting the sentence that included the language "will assist a privately held business to become public."  We have replaced the first sentence with one that more squarely focuses on the reason why the Company may not attract the attention of major brokerage firms after a reverse merger.

Financial information, page 16

Management's Discussion and Analysis of Financial Statements and Results of Operations, page 16

Business Overview, page 16

12. Please revise to disclose quantitative information regarding your anticipated expenses for the next twelve months, including the costs of investigating, analyzing and consummating an acquisition and of filing Exchange Act reports for the next 12 months.  Also disclose the month you will run out of money assuming there are no changes in present trends.

Securities and Exchange Commission
January 26, 2011

Response:

We respectfully advise the Staff that it is our position that the disclosure requested in this comment is placed more appropriately under the heading “Liquidity and Capital Resources” and we have revised said section, which appears on page 17 of the Amendment, to include the information requested in this comment.  As noted in our response to comment 3, we are unable to estimate the costs that the Company may incur in connection with identifying and evaluating a Target Business and consummating a Business Combination given the numerous variable attendant to such activities.

  13. Please revise the first paragraph of this section to clarify that there is no guarantee that you will achieve long-term growth potential or even immediate short-term earnings from any business combination you enter into.

Response:

We have revised the Amendment in response to the Staff’s comment by adding disclosure in a new second paragraph appearing on page 16 of the Amendment under the heading “Management's Discussion and Analysis of Financial Statements and Results of Operations – Business Overview” to provide the requested disclosure.

14. Please revise the fourth paragraph of this section and throughout the Form 10 to clarify that you may not be able to consummate a merger or acquisition.

Response:

In accordance with the Staff’s request, we have revised the Amendment to include the disclosure requested in the comment in the following locations:

●  On page 1, under “Item 1. Description of Business – Introduction,” last paragraph.

●  On page 16, under Item 2. Financial Information – Management’s Discussion and Analysis of Financial Statements and Results of Operations – Business Overview,” second paragraph.

15. Please revise your disclosure on page 16 to provide the basis for your belief that there are "numerous firms seeking even the limited additional capital, which [you] will have and/or the perceived benefits of becoming a publicly traded corporation" or please delete.  Additionally, please advise as to what limited additional capital you will have and how you will obtain such additional capital.

Response:

We advise the Staff that we have revised the Amendment to remove the language referenced in the comment.

Securities and Exchange Commission
January 26, 2011

16. Please revise to disclose the amount of cash in your treasury as of the most recent practicable date.

Response:

In response to the Staff’s comment, we have revised the disclosure under the headings titled “Management's Discussion and Analysis of Financial Statements and Results of Operations – Liquidity and Capital Resources” and “Results of Operations” appearing on page 17 of the Amendment to provide quantitative information regarding the Company financial condition, including cash on hand.

Directors and Executive Officers, page. 18

17. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company.  Refer to Item 401(e)(1) of Regulation S-K.

Response:

We advise the Staff that we have revised the Amendment on page 18 to disclose the information required by Item 401(e)(1) of Regulation S-K.

18. We note your disclosure on page 7 that Mr. Patton currently serves as an officer and director of a shell company.  Please advise as to whether this shell company is disclosed on page 18.  To the extent that it is not disclosed here, please disclose. Refer to item 401(e)(2) of Regulation S-K.

Response:

We advise the Staff that we have revised the Amendment to remove the disclosure appearing on page 5 with respect to the pending transaction by a shell company of which Mr. Patton was an officer and director through November 15, 2010, the date on which said shell company consummated a Business Combination.  On that date, Mr. Patton tendered his resignation as an officer of said company and tendered his resignation as a director of that company subject to the ten-day waiting period required by Rule 14f-1 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended.

We further advise the Staff that we have revised the disclosure in the Amendment appearing on page 18 to amend Mr. Patton’s biographical information to state that he formerly had been an officer and director of Option Placement, Inc., a shell company that consummated a Business Combination with an operating company on November 15, 2010.

Securities and Exchange Commission
January 26, 2011

Executive Compensation, page 18

19.  Please disclose whether the policy regarding offers of any post-transaction employment to members of management is a written policy or merely a verbal agreement.

Response:

In response to the Staff’s comment, we have added disclosure on page 16 to state that the Company has not adopted any policy with respect to employment of its management by the surviving entity after the consummation of a Business Combination.  Please also see our response to comment 10.

In connection with our response to the Commission’s comments, the Company acknowledges the following:

●  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, in conjunction with its counsel, has worked diligently to respond to the Staff's comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns the Staff may have had with respect to the Registration Statement.  If you wish to discuss this letter, or if you have further questions or comments, please do not hesitate to contact me at (704) 947-3793, facsimile: (866) 270-4336, email address: jpatton1214@gmail.com; or William Ruffa, Jr., company counsel, at (212) 355-0606, facsimile (866) 329-7833, email: bruffa@lawruffa.com.

Very truly yours,

/s/ Jonathan Patton
Jonathan Patton, President